UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X                  Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                               No        X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

August 12, 2008

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Commencement of a Cash Tender Offer by BTMU to Make UNBC a Wholly Owned Subsidiary

Tokyo, August 12, 2008 —The Bank of Tokyo-Mitsubishi UFJ, Ltd. (President Katsunori Nagayasu, “BTMU”), a subsidiary of Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi, “MUFG”), resolved at a meeting of its Board of Directors today (August 12, 2008) to commence a cash tender offer in the United States (the “Tender Offer”) for all of the outstanding shares of common stock of UnionBanCal Corporation, a consolidated subsidiary of BTMU that is listed on the New York Stock Exchange (“UNBC”) (excluding approximately 65.4% of the outstanding shares beneficially owned by MUFG, including through BTMU and other affiliates) and to subsequently make UNBC a wholly owned subsidiary of BTMU.

1. Background of the Tender Offer

It is a primary pillar of our strategies to enhance overseas operations, and we are pursuing expansion of our business especially in Asia that we expect high growth and in major financial markets in the United States and Europe.

Among these geographical areas, in the United States, BTMU, while operating through its branches and subsidiaries in major cities, including New York, has owned since 1996 a majority of UNBC on the West Coast. UNBC has Union Bank of California N.A., a commercial bank based in the State of California that ranks 20th in the United States in terms of deposit size, as its wholly owned subsidiary.

Under such circumstances, we have decided to acquire full ownership of UNBC as part of efforts to strengthen our strategies in the United States. We view this transaction as a first step of our growth strategies in the United States, and we will achieve greater management flexibility and aim to further strengthen our presence in the United States. In addition, we believe acquiring full ownership will enable MUFG and BTMU to build an integrated corporate governance and unified risk management structure.

On April 26, 2008, we proposed to representatives of the independent directors of UNBC that we acquire all publicly held shares of UNBC for $58.00 per share. Although, there has not been any agreement at this time with the special committee* that was organized after the proposal, we remain open to negotiations with the Special Committee

*	In the United States, it is a usual practice for the target public company of a minority buyout by a controlling shareholder to form a special committee of directors who are independent of the purchaser and represent the interest of the minority shareholders in order to avoid a conflict of interest with the controlling shareholder. The special committee negotiates with the purchaser.

2. Outline of the Tender Offer

(1) Overview of UNBC

(i)	Name	UNBC

(ii)	Executive Officer	President & CEO, Mr. Masaaki Tanaka

(iii)	Headquarters	San Francisco, California

(iv)	Established	1953

(v)	Principal Business	Bank Holding Company

(vi)	Stated Capital	$157MM (as of June 30, 2008)

(vii)	Fiscal Year	December

(viii)	Stock Listing	New York Stock Exchange

(ix)	Shares Outstanding	138,130,616 shares (as of July 31, 2008)

(2) Shares Eligible for the Tender Offer

Common Shares

(3) Tender Offer Period

Expected to be 20 business days in the United States commencing on August 18, 2008 and ending on September 15, 2008 (each, Eastern Time). The period may be changed in accordance with U.S. tender offer rules.

(4) Tender Offer Price

$63.00 per share, which represents a premium of approximately 8.3% over the closing price of $58.18 for the UNBC shares on the New York Stock Exchange on August 11, 2008, the last trading day prior to the announcement, and of approximately 24.5% over the average closing price during the last thirty days.

(5) Funds Required

The total funds required to complete the acquisition of UNBC by BTMU is estimated to be approximately $3.0 billion (approximately ¥332 billion). BTMU intends to use its cash on hand to fund the acquisition.

(6) Subsequent Step to Make UNBC a Wholly Owned Subsidiary

If we acquire at least 90% of the outstanding shares of UNBC through the tender offer or otherwise, UNBC will become a wholly owned subsidiary of BTMU through a merger with a wholly owned special purpose vehicle to be established by BTMU in the United States, distributing cash as consideration to the remaining minority stockholders.

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3. Potential Impact on MUFG Group

There is no change to the projected earnings for this fiscal year that we have previously announced.

Important Information

Neither MUFG nor BTMU has commenced the tender offer to which this communication relates. Shareholders of UNBC are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission (the “SEC”) when they become available because they will contain important information. Anyone may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 888-750-5834.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements such as “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates”, “may”, “will”, “could”, “should”, “would” and other similar words and phrases, statements regarding the intent, belief, strategy, plans or current expectations of MUFG and BTMU. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Neither MUFG nor BTMU undertakes any obligation to update the forward-looking statements contained herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

(Contacts)

Mitsubishi UFJ Financial Group, Inc.:	Public Relations Division (+813-3240-7651)

The Bank of Tokyo-Mitsubishi UFJ, Ltd.:	Public Relations Division (+813-3240-2950)

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